SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at June 6, 2007

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: June 6, 2007

Print the name and title of the signing officer under his signature.

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  Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON ANNOUNCES KEY DEVELOPMENTS FOR G-9 PROJECT:
CHANGE OF USE OF SOIL PERMIT RECEIVED
AGREEMENT SIGNED WITH NATIONAL POWER UTILITY

June 6, 2007, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX:FAN) ("Farallon" or the "Company"), is pleased to announce that the Company has received its Cambio de Uso de Suelo (CUS) permit from the Mexican Mining Authorities. This now completes the necessary permit requirements for mine and mill construction work to commence at the G-9 deposit at the Company's Campo Morado polymetallic (zinc, copper, gold, silver, lead) project in Guerrero State, Mexico.

The CUS permit complements the previously received mine permit or Manifestacion de Impacto Ambiental (MIA) announced on April 23, 2007. The CUS and MIA authorize construction and full operation of a mine and mill at the G-9 deposit. Both of these approvals come with the requirement to comply with certain permit conditions on an ongoing basis.

Farallon has also recently signed an agreement with Comision Federal de Electricidad (CFE) to supply power to the G-9 project. The agreement includes provision for CFE to construct a power transmission line, approximately 22.5 kilometers in length, from the CFE national grid in Arcelia to the G-9 site. Approximately 15 megawatts (MW) of capacity are guaranteed by this agreement, which will be at rates established by CFE's public commercial tariff rates. Other necessary regulatory approvals, such as the MIA for construction of a high voltage transmission line are in progress. In addition, negotiations are underway with local land owners and the municipality of Arcelia that would allow for construction and routing of the transmission line to the project.

Planning for construction has been under way for some time. The Company recently appointed M3 Engineering and Construction, Inc. of Tucson, Arizona, as EPCM Construction Manager (engineering, procurement and construction management) for all surface facilities at G-9, and particularly the mill. Site earthworks contracts have also been signed with ROD Construction and CIM Contractors, both local contractors, to commence mill site bulk excavation and to complete the mine access road. Additional contracts, such as concrete pouring for the mill foundations, are anticipated to be awarded in the coming month.

Farallon continues to order long lead time mining and processing equipment. These purchases have enabled the Company to secure all key critical equipment items required to ensure that the mine and mill are ready to commence operation at the target date in July 2008. Coupled with firm prices and fixed delivery schedules, major equipment costs for the mine and mill are not expected to increase nor does the Company expect that the project will be delayed by equipment procurement or long equipment delivery times. To date, Farallon has purchased approximately US$17 million of mine and mill equipment. Most recent purchases include a second twin boom jumbo drill, a second 6 cubic yard scooptram and an underground grader for the underground decline, plus all crushing and conveying systems together with a 12-metre diameter tailings thickener for the mill.

The Company has adopted a "parallel track" approach to the development of a mine at G-9. As a result, each of the major elements in the design and planning of a mine are being pursued simultaneously. For instance, at the same time that exploration is focused on step-out and infill drilling to expand and confirm resources in the G-9 deposit, mill construction, tailings site construction, equipment purchasing, underground development, power line permit applications etc. are also ongoing. This approach is designed to enable the Company to move forward toward its target production date of July 1, 2008.

Dick Whittington said: "These are significant developments in the process of moving the G-9 project forward. Now that the CUS permit has been received, construction activities are expected to commence over the next few days. Farallon's goal is to become a "Production" company over the next 12 - 15 months. At the same time, recent exploration successes continue to reinforce our view that significant exploration upside potential still remains. We will continue with our dual focus of building a mine at G-9 and exploring for another G-9. This offers a bright future for the Company as we continue to grow and evolve."

Investors are cautioned that G-9's resources are currently classified as inferred. Work is currently underway with the objective of outlining resources in indicated or measured categories. No representations of economic viability have been, or will be, made until such time as these inferred resources are upgraded and their economic viability established.

For further details on Farallon Resources Ltd. and its Campo Morado property and photographs of the decline development work, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS
/s/ J.R.H. Whittington
J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially form those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, copper, gold, silver, lead and other commodities, obtaining additional mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.